Athena Bitcoin Global

1 SE 3rd Avenue, Suite 2740

Miami, Florida 33131

May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall, Staff Accountant (202) 551-3105
David Irving, Staff Accountant (202) 551-3321
Irene Paik, Staff Attorney (202) 551-6553
Sandra Hunter Berkheimer at (202) 551-3758

Re:	Athena Bitcoin Global
Registration Statement on Form S-1 Filed February 10, 2022
Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2022
Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2022
Amendment No. 3 to Registration Statement on Form S-1 Filed June 24, 2022
Amendment No. 4 to Registration Statement on Form S-1 Filed November 13, 2023

Amendment No. 5 to Registration Statement on Form S-1 Filed January 12, 2024

Amendment No. 6 to Registration Statement on Form S-1 Filed February 11, 2024

Amendment No. 7 to Registration Statement on Form S-1 Filed April 10, 2025

File No. 333-262629

Dear Ms. Paik:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated April 23, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No. 8 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 7 to Registration Statement on Form S-1

Risk Factors

The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible..., page 28

1.	We note your disclosure that “BitGo’s custodial accounts are segregated and secure, and BitGo carries insurance policies that may cover certain losses (providing an additional layer of protection to the Company).” Please revise to disclose the amount of coverage provided by BitGo’s insurance policy and any coverage limitations.

1

United States Securities and Exchange Commission

May 5, 2025

RESPONSE:

In response to Staff’s comments, we have revised the Risk Factor on page 29 of the Amendment No. 8, and provided the disclosure of the Company’s insurance policy with BitGo, including the name of the insurance carrier, the coverages provided by BitGo’s insurance policy and the coverage limits, to read as follows:

“The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

Bitcoin is generally accessible only by the possessor of the unique private key relating to the digital wallet in which the Bitcoin is held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the Bitcoin held in the applicable wallet. To the extent that any of the private keys relating to our wallets containing Bitcoin held for our own account or our users’ private keys relating to their un-hosted wallets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we or our users will be unable to access the Bitcoin held in the related wallet. Further, we cannot provide assurance that our or our users’ wallets will not be hacked or otherwise compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or any hack or other compromise of, digital wallets used to store our users’ Bitcoin could adversely affect our users’ ability to access or sell their Bitcoin, as well as result in loss of user trust in us. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. However, the Company does not (i) custody Bitcoin purchased by customers, (ii) nor does it manage or have access to private keys belonging to customers' personal (un-hosted) wallets (iii) nor does it hold private keys for users. Customers are solely responsible for their own wallets and private keys. When a customer uses an Athena Bitcoin ATM to purchase Bitcoin, the Bitcoin is directly delivered to a wallet address provided by the user (typically a mobile wallet app). These user wallets are "un-hosted" or self-custodied, meaning the users alone control their private keys.

The risk of loss or compromise of private keys related to Bitcoin owned by the Company is mitigated by our use of a third-party custodian, BitGo Trust Company, Inc. (“BitGo”) (a qualified custodian) who has been engaged to secure our digital assets. BitGo manages the private keys for digital wallets holding Bitcoin owned exclusively by the Company (i.e., held for our own account). This means all Bitcoin held as inventory, or held for operational liquidity by the Company, is secured by BitGo, which manages the corresponding private keys on our behalf. If these keys were lost or compromised, BitGo’s protocols, including secure backups and recovery processes, would mitigate this risk.

BitGo provides multi-signature wallet services and secure key management for the Bitcoin that the Company holds for its own account and for facilitating customer transactions. By entrusting this function to BitGo, we add a layer of security and risk mitigation (given BitGo’s expertise and insurance arrangements) beyond what could be achieved with in-house custody.

The Company has a standard service agreement with BitGo under which BitGo safeguards the private keys and crypto assets that the Company deposits with it. BitGo’s custodial accounts are segregated and secure, and BitGo carries insurance policies that may cover certain losses (providing an additional layer of protection to the Company). BitGo has and maintains insurance for custodial services through Lloyd’s of London who provides crime insurance coverage with a limit of $5,000,000 and specie insurance coverage with a limit of $250,000,000.

United States Securities and Exchange Commission

May 5, 2025

A summary of the coverages is listed below:

SUMMARY OF SPECIE INSURANCE

Coverage / Insuring Clauses:

The Insurers shall indemnify the Insured for Insured Loss occurring during the Period of Insurance which renders the Cryptocurrency contained at the associated Public Address on the Blockchain unrecoverable as more fully described in the policy.

Summary of Exclusions (all more fully described in the policy):

1) Theft or dishonesty by principal shareholder, partner, director, or officer who is not a Designated Custodian: Designated Custodian means those appointed employees who make up the Withdrawal Team as fully described to Underwriters.

2) Loss from any act or default of any partner, employee, director or officer of the Insured, controlling more than 5% of the Insured.

3) Loss from the complete or partial non-payment or default upon any loan.

4) Loss from any trading.

5) Loss or damage from Cryptocurrency Private Keys where the Storage Media was or at any time prior, had been connected to the internet or any external network.

6) Loss or damage to and/or resulting from Cryptocurrency Private Keys which were not held on Storage Media and prior to the Storage Media being securely deposited at the Designated Premises.

7) Loss from network failure of a cryptocurrency cryptographic protocol.

8) Loss from acts of a designated custodian occurring after the time any director or officer of the Insured first became aware of any act or acts of theft, fraud or dishonesty of such designated custodian.

9) Loss not discovered and notified to insurers within thirty days after the policy expiration date.

10) Consequential loss.

11) Money laundering.

12) War.

13) Radioactive contamination.

14) Mechanical breakdown.

15) Terrorism.

16) Sanctions.

SUMMARY OF CRIME INSURANCE

Coverage / Insuring Clauses:

1) Employee Theft

2) Premises

3) Transit

4) Third Party Computer and Funds Transfer Fraud

5) Legal Fees, Costs & Expenses

United States Securities and Exchange Commission

May 5, 2025

Summary of Exclusions (all more fully described in the policy):

1) Loss resulting from fraud of director except to the extent that the director is deemed to be an Employee and only applies to where they own 15% or greater of issued share capital

2) Loss caused by an Employee if an directors or officers are aware of prior theft or fraud

3) Loss of income or profit not realized by the Assured.

4) Loss of trade secrets, intellectual property

5) Loss due to the giving or surrendering of physical Property in any legitimate exchange/purchase

6) Any loss solely dependent upon an inventory or a profit and loss computation.

7) Indirect or consequential loss of whatever nature

8) War

9) Radioactive contamination

10) Arithmetical, accounting, or computing errors or omissions

11) Mechanical failure, breakdown, programming errors, processing errors

12) Circumstances or occurrences noticed to prior policies

13) Default of a loan

14) Payments or withdrawals to BitGo that are not settled

15) Network failure of the cryptographic protocol

The following exclusions are applicable to Insuring Clauses 2 (Premises) and 3 (Transit) only:

1. Forged or Fraudulently Altered or Counterfeit Property

2. Loss or damage to Property while in the mail

3. Kidnap/Ransom/ Extortion

4. Terrorism

BitGo is a qualified custodian regulated by the South Dakota Division of Banking, which provides assurance that our custodied assets are held in a compliant manner.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

White-label Service, page 61

2.	We note your added disclosure on page 62 that “[i]f the user chooses to receive the Bitcoin in a Chivo wallet, then the Government of El Salvador (through the Chivo wallet system) retains custody of the private keys associated with that wallet” and that “the end user does not have direct access to the private keys.” Please add a separately captioned risk factor addressing any risks attendant to the fact that the Government of El Salvador (or its designated Chivo wallet operator) retains custody of the private keys associated with the Chivo wallet system, as you state on page 62, including any risk of loss or compromise of such private keys.

United States Securities and Exchange Commission

May 5, 2025

RESPONSE:

In response to Staff’s comments, we have included our disclosure in the Amendment No. 8 on page 35 in the section “Risk Factors – Risks Related to Our Operations in El Salvador” under the heading “Risks related to the custody of the private keys associated with the Chivo wallet system, including any risk of loss or compromise of such private keys” by providing the following statements:

“Risks related to the custody of the private keys associated with the Chivo wallet system, including any risk of loss or compromise of such private keys.

The Government of El Salvador (or its designated Chivo wallet operator) retains custody of the private keys associated with the Chivo wallet system. The Company’s role is strictly limited to operating the ATM infrastructure and facilitating the transfer of cash from the ATMs to the banks that Chivo transacts with. We do not have custody or manage Bitcoin on behalf of Chivo or its end users. Furthermore, the Company does not have access to end users of the Chivo system. The end users who participate in the Chivo wallet system, also do not have access to the private keys to the Chivo wallet. When the end user chooses to receive Bitcoins in the Chivo wallet}, the end user agrees that the Government of El Salvador (or its designated Chivo wallet operator) retains custody of the private keys associated with the wallet. Since the Company is neither the custodian of the private keys nor is the Company involved in the transactions between the end users and Chivo, any compromise or loss of these private keys could adversely affect public confidence in the Chivo wallet system, negatively affecting its reputation or brand, and consequently potentially reducing the number of transactions conducted through Chivo-branded ATMs resulting in lowering associated management fees earned by the Company. However, based on the Company’s assessment, such loss or compromise of private keys associated with Chivo wallet system, would likely have only limited potential impact on the Company’s overall business because revenues from Chivo represent an insignificant fraction of the Company’s total operations and revenues. No assurance can be made that the impact of any reputational risk will not be of a significant nature in the future.

The Company entered into certain agreements with the government of El Salvador, for the operation and management of the Chivo branded ATMs, however such contracts do not obligate the Company to assume the risk of loss or compromise of private keys associated with Chivo wallet system.”

United States Securities and Exchange Commission

May 5, 2025

The Business

Athena Plus, page 94

3.	We note your response to prior comment 8. We also note your disclosures throughout the prospectus that since July 19, 2023, you do not transact, or make offers to transact with your customers, in any crypto assets except Bitcoin. However, your website (at https://athenabitcoin.com/how-to-buy) states that you “currently offer Bitcoin, Litecoin, Ether/ETH and Bitcoin Cash (BCH)” for purchase through your Athena ATMs. Additionally, the “Athena Plus” webpage on your website states that, “Athena Plus-approved clients have access to buy and sell the following digital currencies: Bitcoin (BTC/XBT), Ethereum (ETH), and Litecoin (LTC). More assets might be available upon request.” Please advise as to whether you transact, or make offers to transact, with your customers in crypto assets other than Bitcoin. Also, please revise to reconcile and/or clarify your disclosures, as appropriate.

RESPONSE:

In response to Staff’s comments, please be advised that the Company does not transact, or make offers to transact, with our customers in crypto assets other than Bitcoin. Furthermore, we have reconciled our disclosure on our Athena Bitcoin website (at https://athenabitcoin.com/how-to-buy) with our disclosure in the Amendment. Additionally, our statements on the Company’s website regarding digital assets available for purchase and sale on Athena Plus, have been reconciled and revised to be consistent with our disclosure in the Amendment.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Iwona Alami at (949) 760-6880.

Very truly yours.

By: /s/ Matias Goldenhorn
Chief Executive Officer

cc: Iwona Alami, Esq.